Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction of Organization	Ownership
XPEL Inc.	Nevada, USA	Parent
XPEL Ltd.	U.K.	100%
XPEL Canada Corp.	Canada	100%
XPEL B.V.	Netherlands	100%
XPEL Germany GmbH	Germany	100%
XPEL de Mexico S. de R.L. de C.V.	Mexico	100%
XPEL Acquisition Corp.	Canada	100%
Protex Canada Inc.	Canada	100%
Apogee Corp.	Taiwan	100%
XPEL Slovakia	Slovakia	100%
XPEL France	France	100%
PermaPlate Film, LLC	Utah, USA	100%
1 One Armor, Inc.	Arizona, USA	100%
TintNet, Inc.	Arizona, USA	100%
North 1 Technologies	Canada	100%
1716808 Alberta, Ltd. o/a Shadow Tint	Canada	100%
6873391 Canada, Ltd. o/a Shadow Shield	Canada	100%
invisiFRAME, Ltd.	U.K.	100%